September 1, 2023

VIA EDGAR

Sasha Parikh, Staff Accountant

Kevin Vaughn, Senior Associate Chief Accountant

Doris Stacey Gama, Attorney

Jason Drory, Attorney

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SINOVAC BIOTECH LTD
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed May 1, 2023
File No. 001-32371

Dear Ms. Parikh, Mr. Vaughn, Ms. Gama, Mr. Drory:

On behalf of our client, Sinovac Biotech Ltd. (the “Company”), we are submitting this letter setting forth the Company’s responses to the comments contained in the letter dated July 21, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”).

For ease of review, the Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the 2022 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2022 20-F.

Amendment No. 1 to Annual Report on Form 20-F

Cash and Asset Flow Through Our Organization, page 2

1.	We note your response to prior comment 3 regarding how cash is transferred through your organization and reissue in part. Consistent with your response, please revise your disclosure to disclose (i) Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2022, (ii) Sinovac Antigua did not distribute any dividend and did not distribute any dividend to investors, including U.S. investors, in 2020, 2021 and 2022, and has no intention to distribute dividends in the near future and (iii) $263.2 million in dividends were paid by Sinovac Life Sciences Co., Ltd. to Sinovac Hong Kong and its other shareholders.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure in the fourth paragraph under “Item 3. Key Information — Cash and Asset Flows through Our Organization” on page 2 of the 2022 20-F, with changes set forth in Annex A.

Resident Partners: Amy E. Beckingham Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua Simon J. Cooke	Dominic A. Geiser Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Dominik Sklenar Qiuning Sun	Terris C. C. Tang Allen C. Wang Richard Watkins See Wah Wong Cheung Ying Yeung	Registered Foreign Lawyers: Michael J. S. Hardy (England and Wales) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York) Benjamin P. Su (New York)	Daying Zhang (New York)

September 1, 2023 Page 2

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevents Inspection, page 94

2.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will further revise the disclosure in the third paragraph under “ITEM 16I. Disclosure regarding Foreign Jurisdictions That Prevent Inspections” on page 94 of the 2022 20-F, with accumulated changes set forth in Annex A.

* * *

September 1, 2023 Page 3

If you have any additional questions regarding the 2022 20-F, please do not hesitate to contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell), or Ms. Zheng Wang at zheng.wang@lw.com, +852 2912-2585 (work) or +852 9131-0464 (cell).

Thank you for your time and attention.

Sincerely yours,

/s/ Benjamin Su
Benjamin Su
of LATHAM & WATKINS LLP

cc:	Weidong Yin, Chairman and Chief Executive Officer
Nan Wang, Chief Financial Officer
Simon Anderson, Chairman of the Audit Committee
Zheng Wang, Esq., Latham & Watkins LLP
Zhibin Huang Grant Thornton Zhitong Certified Public Accountants LLP

Annex A

Response 1: to replace the current fourth paragraph under “Item 3. Key Information — Cash and Asset Flows Through Our Organization” on page 2 of the 2022 20-F:

“Under PRC laws, Sinovac Antigua may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2020, 2021 and 2022, no assets other than cash were transferred through our organization. . Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2022. Sinovac Antigua did not distribute any dividend to investors, including U.S. investors, in 2020, 2021 and 2022, and has no intention to distribute dividends in the near future, except the cumulative preferential dividends entitled by the holders of Series B Preferred Shares pursuant to the Rights Agreement (see “Item 10. Additional Information – B. Memorandum and Articles of Association – Series B Preferred Shares). In 2022, $263.2 million in dividend were paid and US$121.9 million were deferred dividend payment by Sinovac LS and Sinovac Dalian to their minority shareholders, and $439.5 million in dividend were paid and US$98.1 million were deferred dividend payment by such subsidiaries to Sinovac Hong Kong. Sinovac Hong Kong did not further distribute such dividends to Sinovac Antigua.”

Response 13: to replace the current third paragraph under “ITEM 16I. Disclosure regarding Foreign Jurisdictions That Prevent Inspections” on page 94 of the 2022 20-F:

“Sinovac Antigua has subsidiaries incorporated in mainland China, Hong Kong, Singapore, Thailand, Philippines, Mexico, Peru, Colombia, Ecuador, Bangladesh, Indonesia, Chile and Pakistan. As of the date of this annual report, to our knowledge, (i) no Antigua or PRC governmental entities owns any shares of Sinovac Antigua or its subsidiaries, (ii) ~~the~~ no Antigua or PRC governmental entities have ~~do not have~~ a controlling financial interest in Sinovac Antigua or its subsidiaries, and (iii) none of the members of the board of directors of Sinovac Antigua or its subsidiaries is an official of the Communist Party of China~~,~~. ~~and (iv) none~~ None of the currently effective memorandum and articles of association (or equivalent organizing document) of Sinovac Antigua or its consolidated foreign operating entities ~~subsidiaries~~ contains any wordings from any charter of the Communist Party of China. ”